



CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Rapid Tests for Earlier Treatment

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Annual Shareholders Meeting

June 2, 2010



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Forward Looking Statements



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Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio’s ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

2009 Revenue Composition



2009 Total Revenues $13,834,248

- DPP® Products, $619,530 , 6%
- Other Products, $960,016 , 7%
- LF HIV Tests Intntl. Market, $5,552,947 , 40%
- Royalty Income , $121,896 , 1%
- Contract R&D, $1,339,859 , 10%
- LF HIV Tests US Market, $5,240,000 , 38%

148% Revenue Increase in Net Sales to Inverness in 2009 vs. 2008





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Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2
Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA
by Inverness Medical Innovations, Inc.
inverness medical innovations

- US Rapid HIV Test Market Grew to Estimated 6MM Tests in 2009
- Increased Traction in Higher Volume States
- Some State Funding Challenges in 2010 – Somewhat Offset by CDC Appropriation
- November 2009 BPAC Meeting Provides Clarity for OTC Approval Requirements



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

4

OEM: Progress on Four DPP OEM Contracts with FIOCRUZ


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- 2009 Meeting Status:
  - Two Products Completed
  - One Submitted for Approval
- 2009-2010YTD Progress
  - Four Products Completed
  - Three Submitted for Regulatory Approval
  - Anticipate All Four Product Approvals in 2010
    - Significantly Longer Process than Expected

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

OEM: Multiplex DPP OEM Development Contract with BIO-RAD


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- **2009 Meeting Status:**
  - **Not Mentioned**

- **2009-2010YTD Progress**
  - **Completing Product Development Phase in Current Q2 2010**

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

OEM: Multiplex Influenza Test


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- **2009 Meeting Status:**
  - **Mentioned Concept**

- **2009-2010YTD Progress**
  - **Awarded $900,00 Development Contract in December 2009**

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Chembio OEM Products Summary



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	2009	2010	2011
FDA Approved LF HIV Tests - Inverness	$5.3MM Revenues (148% Incr. v. 2008)	Exclusive Agreement with Inverness Medical through 2016 for US Market	
LF HIV Test - Brazil	Completed 5 Year, $8MM Program; Began royalty phase	Royalties phase	
4 DPP® OEM Products for Brazil	2 Submitted for Regulatory Approval	Anticipated Approval of 4 Products & Initial OEM Product Revenues	OEM Product Sales
Multiplex Influenza Immune Status Test - CDC	Contract signed Dec. 2009	Product Development	TBD
Multiplex DPP Product - Bio-Rad	Entered License Agreement & Phase II of Development	Development to be completed mid-2010	regulatory phase

Three Year, $3MM Phase II NIH Grant for Leptospirosis Awarded June 2009. Several Other Grants Active and Additional Grant Applications Pending



8

Additional R&D Activities


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- NIH $3MM 3 year Phase II Grant Awarded June 2009
- Combination Antigen-Antibody Tests
- Other Current and Pending Third Party Funded Projects

CHEMBIO BRANDED DPP® PRODUCT PIPELINE
DPP HIV 1/2 Screen Assay for Oral Fluid



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– 2009 Meeting Status:

- Completed Development; Submitted to PEPFAR

– 2009-2010YTD Progress

- Approved by PEPFAR for all blood matrices & oral fluid
- Registrations pending in Brazil and other selected markets



CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

CHEMBIO BRANDED DPP® PRODUCT PIPELINE
DPP Syphilis Screen & Confirm



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- 2009 Meeting Status:
  - Completed Development; Submitted to WHO Study; Plan to Submit IDE
- 2009-2010YTD Progress
  - WHO Study Phase I Complete
  - Contracts Pending for FDA clinical trials
  - Submitting for CE Mark



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

CHEMBIO BRANDED DPP® PRODUCT PIPELINE
DPP HCV & HIV/HCV ORAL FLUID



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- 2009 Meeting Status:
  - Prototype Developed and Submitted to CDC Study
- 2009-2010YTD Progress
  - CDC Laboratory and Field Studies Concluded
  - Data to be Compiled and Published by CDC



CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

CHEMBIO BRANDED DPP® PRODUCT PIPELINE
DPP INFLUENZA A/B Antigen Detection



- 2009 Meeting Status:

  - Product in Concept Only

- 2009-2010YTD Progress

  - Completed Prototype

  - Completed External Analytical Studies

  - Plan to Complete Development 2010 and Submit 510(K) 2011



Chembio Branded Products Summary Status



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	2009	2010	2011
DPP® HIV Oral Fluid Rapid Test	International Studies Completed	US Clinical Studies & FDA PMA Filing; International launch	U.S. Launch
DPP® Syphilis Screen & Confirm	International Studies Commenced	US Clinical Studies & FDA 510(k) Submission	U.S. Launch
DPP® Influenza A/B DPP® Hepatitis C	Initial Development Prototype	Complete Development	Regulatory & Commercial Timelines TBD

Completion of HIV & Syphilis Clinical Studies to achieve 2011 Launch will require additional capital



CHEMBIO DIAGNOSTIC SYSTEMS, INC.

14

Our Target Markets

U.S. Market Estimates for Current and Future Chembio Rapid Tests
Market estimates based on sales value to end users (e.g., health professsionals or consumers)

Existing Markets	Est. of U.S. Annual Market Size	Growth Rate	Current POCTs in U.S.	Chembio Products in Market	DPP® Products in Development	Comments	Companies w/ Competitive Rapid Tests in U.S. Market	
HIV Tests - Professional Market	$60,000,000	15%	4	2	1	Oral Fluid test in clinical trials	OSUR, TRIB	1
Influenza A-B Antigen Detection	$140,000,000	20%	4	0	1	In development	IMA, BD, QDEL	2
New Markets								
Syphilis	$30,000,000	unknown	0	0	1	Clinicals to start in Q3	None	3
HIV Tests - OTC Market	$80,000,000	unknown	0	0	2	Whole blood "barrel" test could start FDA trials now; oral fluid needs FDA PMA approval first (2011)	OSUR in Trials	4
Hepatitis-C	$45,000,000	unknown	0	0	2	In development	OSUR in Trials	5

Notes to Market Estimates
1 Based on estimate of 6 million tests @ $10 ASP*. Market growth at 10-20%/annum; Chembio's current products marketed exclusively by
2 Analyst Report
3 Based on estimate of 3 million tests @ $10 ASP*
4 Based on estimate of 4 million tests @ $20 ASP* (15% of analyst estimate)
5 Based on estimate of 3 million tests @ $15 ASP*
* ASP - Average Selling Price

Completion by Chembio of development, regulatory approval and commercial launch subject to several conditions as set forth in Chembio's SEC filings



Selected Comparative Historical Financial Results
Q1-10 & Q1-09: 2006-2009

$(000s)	Three Mos Ended		For the Years Ended			
	Mar 31 2010	Mar 31, 2009	2009	2008	2007	2006
Total Revenues	$ 2,783	$ 2,546	$13,834	$11,050	$ 9,231	$ 6,503
Cost of sales	1,477	1,547	7,974	7,198	6,435	4,894
Gross Profit	1,306	999	5,860	3,852	2,796	1,609
	46.9%	39.2%	42.4%	34.9%	30.3%	24.7%
R&D Expense	801	647	2,884	2,605	1,907	1,402
SG&A Expense	661	676	2,659	3,317	3,765	4,787
Operating Income (Loss)	(156)	(324)	317	(2,071)	(2,876)	(4,580)
Other Inc. (Expense)	(1)	(1)	(8)	122	249	(415)
Net Income (Loss) - Stkhldrs	(157)	(325)	309	(1,949)	(2,627)	(4,995)
Pref. Stock Expenses	-	-	-	-	5,645	3,210
Net Loss	$ (157)	$ (325)	$ 309	$ (1,949)	$(8,272)	$(8,205)
Net Income (Loss) - per Share	$ (0.00)	$ (0.01)	$ 0.00	$ (0.03)	$ (0.57)	$ (0.80)
Avg. No. Shares (Millions)	61.986	61.945	61.946	61.267	14.608	10.293
Working capital	$ 1,431	$ 1,334	$ 1,494	$ 1,664	$ 3,229	$ 5,113
Total assets	5,864	5,697	6,315	5,915	6,585	7,907
Total liabilities	2,856	3,429	3,227	3,338	2,322	2,297
Equity (Deficit)	3,008	2,268	3,088	2,577	4,263	(940)

- 30+% CAGR of Revenues 2006-2009
- 264% Increase in Gross Margin 2006-2009
- Achieved Profitability in 2009



Selected Balance Sheet Data


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($000s)

Balance Sheet Data	Mar. '10	Dec. '09
Cash	$ 798	$ 1,068
Accts. Receivable	1,178	1,776
Inventories	1,980	1,556
Other Current Assets	285	267
Total Current Assets	4,241	4,667
Net Fixed Assets	850	580
Other Assets	773	1,068
Total Assets	5,864	6,315
Total Current Liab.	2,810	3,173
Total Other Liab.	46	54
Total Liabilities	2,856	3,227
Total Equity	3,008	3,088
Total Liabilities & Shareholders Equity	$ 5,864	$ 6,315

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

CEMI Selected Share Data


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Ticker Symbol (OTCBB)		CEMI	
Price 4/30/10		$0.230	
52 Week High		$0.390	
52 Week Low		$0.100	
Outstanding Shares (MM)		62.0	
Market Capitalization (MM)		$14.3	
Fully Diluted (FD) Shares (MM)		70.7	
Management Holding (MM)-FD		11.2	
Average Volume (3 Mos)		130,000	
Options and Warrants (MM)			Avg. Ex. Price
Options (MM) (4.11MM held by mgmt. & board)		5.96	$0.166
Warrants (MM) - Exp. Dates			
	10/6/2011	2.64	$0.482
	2/5/2012	0.07	$0.810
Total Warrants (MM)		2.71	
Total Options & Warrants (MM)		8.67	

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

CHEMBIO DIAGNOSTICS

■ CEMI.OB ■ S&P500 ■ NASDAQ ■ DOW

May 28, 2010

© Yahoo!

Jul 09   Sep 09   Nov 09   Jan 10   Mar 10   May 10

■ Volume

- 12 Months Ended May 31, 2010:
  - Stock Price Increase of 77% from $.13 per share to $.23 per share.
  - Daily Average, based on 3 Mos. Volume, Increased from 11,000 to 115,000.



19

Actions Being Pursued to Enhance Shareholder Value


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- Continue Delivering Improved Fundamental Operating Results
- Validate DPP and Growth Plan through Initial Commercial Opportunities
- Improve Stock Liquidity
  - Impact of Distribution of Large Block of Shares in QI – long term positive
  - Consider Strategic Transactions to Qualify for NASDAQ or AMEX to Develop Interest in CEMI from a Broader Spectrum of Investors

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

20





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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

www.chembio.com